Exhibit 21.1

Subsidiaries of Truven Holding Corp.

Subsidiary	State/Jurisdiction of Incorporation or Organization
Truven Health Analytics Inc.	Delaware
Truven Health Analytics UK Ltd	United Kingdom
Truven Health Analytics India Private Limited	India